SCHEDULE 13G
Amendment Number 1
Maxim Integrated
Products, Inc. Common
Stock $.001 par value


Cusip Number: 577-72K-10-1
Item 1: Reporting
Person: Tiger Management
L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11: 0%
Item 12:  IA


Cusip Number: 577-72K-10-1

Item 1: Reporting
Person:  Tiger
Performance L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11:  0%
Item 12:  IA


Cusip Number: 577-72K-10-1
Item 1:  Reporting
Person:  Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  -0-
Item 7:  -0-
Item 8:  -0-
Item 9:  -0-
Item 11:  0%
Item 12:  IN


Item 1(a) Maxim
Integrated Products,
Inc.

Item 1(b) 120 San
Gabriel Drive,
Sunnyvale, CA  94086

Item 2(a) This statement
is filed on behalf of
Tiger Management
L.L.C.("TMLLC") and
Tiger Performance L.L.C.
("TPLLC").


Julian H. Robertson, Jr
is the ultimate
controlling person of
TMLLC and TPLLC.

Item 2(b) The address of
each reporting person is
101 Park Avenue, New
York, NY 10178


Item 2(c) Incorporated
by reference to item (4)
of the cover page
pertaining to each
reporting person.

Item 2(d) Common Stock
$.001 par value

Item 2(e) 577-72K-10-1

Item 3. TMLLC and TPLLC
are investment advisers
registered under Section
203 of the Investment
Advisers Act of 1940.

Item 4. Ownership as of
December 31, 1997 is
incorporated by
reference to items (5) -
(9) and (11) of the
cover page pertaining to
each reporting person.

Item 5. The reporting
persons have ceased to be the
beneficial owners of
more than 5% of the
class.

Item 6. Not applicable

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable

Item 10. By signing
below, I certify that,
to the best of my
knowledge and belief,
the securities referred
to above were acquired
in the ordinary course
of business and were not
acquired for the purpose
of and do not have the
effect of changing or
influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a participant
in any transaction
having such purpose or
effect.

After reasonable inquiry
and to the best of my
knowledge and belief, I
certify that the
information set forth in
this statement is true,
complete and correct.

February 13, 1998

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman, Chief
Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

/s/ Nolan Altman,
Under Power of Attorney
Dated: January 27, 1995,

On File with Schedule
13G for Kohl's Corp.
2/7/95

EXHIBIT A
AGREEMENT

The undersigned agree
that this Amendment No.
1 to Schedule 13G dated
February 13, 1998
relating to shares of
common stock of Maxim
Integrated Products,
Inc. shall be filed on
behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

/s/ Nolan Altman,  Under
Power of Attorney Dated:
January 27, 1995, On
File with Schedule 13G
for
Kohl's Corp. 2/7/95